FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

EXPLANATORY NOTE

The information contained in this Form 6-K is being provided for incorporation by reference into the Registration Statement on Form F-3 (No. 333-6632) and the Registration Statement on Form S-8 of National Australia Bank Limited (No. 333-103443).  The information contained in this Form 6-K has been derived from the Company’s Offering Memorandum with respect to its Euro Medium-Term Note Program, which was filed with the Australian Stock Exchange on June 2, 2004 and summarizes the status of various items previously disclosed by the Company.

RECENT DEVELOPMENTS

Election to consolidate for Australian tax purposes

 During the March 2004 half year, the Bank made the decision to elect to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Commonwealth Government.  The Bank is the head entity in the tax-consolidated group comprising the Bank and all of its Australian wholly-owned subsidiaries.  The implementation date for the tax-consolidated group is retroactive to October 1, 2002.  The Bank has not formally notified the Australian Taxation Office of its adoption of the tax consolidation regime at the date of this Offering Memorandum.

The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group (after elimination of intragroup transactions).  Members of the tax-consolidated group have entered into a tax funding agreement that requires wholly-owned Australian subsidiaries to make contributions to the Bank for the Bank’s tax liabilities as the head entity of the tax consolidated group.  The Bank has agreed to reimburse its wholly-owned Australian subsidiaries for current and deferred tax assets arising at the date of entering tax consolidations and that arise from the actions and operations of the particular subsidiary following formation of the tax-consolidated group.  Wholly-owned Australian subsidiaries have agreed to reimburse the Bank for deferred tax liabilities arising at the date of entering tax consolidations and that arise from the actions and operations of the particular subsidiary following formation of the tax-consolidated group.  Ongoing assets and liabilities arising under the tax funding agreement are recognised by the wholly-owned Australian subsidiaries as intercompany assets and liabilities with a corresponding charge to income tax expense.

Tax consolidation calculations at March 31, 2004 have been based on legislation enacted to that date.

As part of the election to enter tax consolidation, the Bank is able to elect to reset the tax values of certain wholly-owned Australian subsidiaries under tax allocation rules (“the reset tax values”).  Under Urgent Issues Group Abstract 52, “Income Tax Accounting under the Consolidation System”, the Bank is required to recognise the effects of its election to enter tax consolidation.  The decision to enter tax consolidation resulted in a tax benefit of A$150 million, recognised in the March 2004 half year.  The A$150 million tax benefit is due to the reset of tax values of assets of life insurance subsidiaries within the Wealth Management Group.  This benefit reflects the reduction of the provision for deferred income tax relating to the excess of net market value over net assets of life insurance subsidiaries.  The Bank is continuing to review the impact of the tax consolidation legislation in complex areas such as life insurance and leasing.

Foreign currency options losses

In January 2004, the Bank announced that it had identified losses relating to unauthorised trading in foreign currency options of A$360 million before tax, or A$252 million after tax.  The total losses consisted of losses arising from the removal of fictitious trades from the foreign currency options portfolio of A$185 million and a further loss of A$175 million arising from a risk evaluation and complete mark-to-market revaluation of the foreign currency options portfolio in January 2004.

During the March 2004 half year the Bank also released reports by PricewaterhouseCoopers (“PwC”) and the Australian Prudential Regulation Authority (“APRA”) into this matter.  The APRA and PwC reports provide a clear roadmap for the Bank to address issues concerning culture, risk management, governance and operational controls within Markets division.  The Bank has commenced implementation of the remedial actions required by APRA, including capital adequacy initiatives to take the Bank’s total capital ratio to 10 per cent.  Further details may be obtained from the Bank’s 6-K filing of March 15, 2004, which is available on the Bank’s website at www.nabgroup.com. The Bank is also responding to related requests for information from Australian and UK authorities and regulators and the SEC.

The key points from the PwC ‘Investigation into foreign exchange losses at National Australia Bank’ report dated March 12, 2004 include:

•                                          the final loss arising from foreign currency options trading announced on January 27, 2004 was A$360 million;

•                                          the loss arising from the foreign currency options trading increased significantly between September 2003 and January 2004;

•                                          four traders on the foreign currency options desk exploited loopholes and weaknesses in systems and processes to hide trading losses and protect bonuses;

•                                          the traders’ activities were contrary to the Bank’s strategy of building customer-focused business;

•                                          the foreign currency options trading losses were reported to management by several junior employees;

•                                          no customers were directly or indirectly affected by the foreign currency options trading losses;

•                                          in the Corporate & Institutional Banking Market’s division there was:

•                  inadequate management supervision;

•                  significant gaps in back office monitoring functions;

•                  escalation processes that did not work properly;

•                  weaknesses in control procedures;

•                  failure in risk management systems; and

•                  an absence of appropriate financial controls;

•                                          there is not a suitable compliance culture within this area of the Bank and a tendency to suppress bad news rather than be open and transparent about problems; and

•                                          warning signals, both inside the Bank and from the regulators and other market participants, were not properly acted upon.

The complete PwC report is available on the Bank’s website at www.nabgroup.com

APRA has also provided to the Bank a report on its investigation into irregular currency options trading.  That report identifies problems and issues in respect of management supervision, adherence to risk management systems and controls, internal governance procedures and the culture of the Bank similar to those described above.

The complete APRA report is available on the Bank’s website at www.nabgroup.com

Following the release of the PwC report, the Board announced a four point action plan to fully address all of the issues associated with the foreign currency options trading losses. The four point plan includes changes to the Board, Management, Risk and Control frameworks and Culture of the Bank, as described more fully below.

Board changes

•                                          The Board accepted that they are ultimately responsible for the culture and reputation of the Bank and any losses suffered by shareholders.

•                                          The Bank’s former Chairman, Mr D Charles K Allen, and former Managing Director and Chief Executive Officer, Mr Frank J Cicutto, have both resigned.

•                                          The Board is seeking the appointment of two additional directors with banking experience, one from Australia and one from the United Kingdom.

•                                          The Board will enhance existing governance processes including the annual review of Board performance and the review of individual directors prior to their standing for re-election at the annual general meeting.

Management changes

•                                          Primary responsibility for unauthorised trading rests with four members of the foreign currency options desk and they have been summarily dismissed from the Bank.  The Head of Foreign Exchange in the Markets division, who was the direct supervisor of the four traders, has been dismissed.

•                                          A number of other employees with the Bank would also be transferred or counselled as a result of the events surrounding the unauthorised foreign currency options trading.

•                                          The employment of certain individuals has also been reviewed.  Those who have left the Bank include: the Executive General Manager, Corporate & Institutional Banking, Mr Ian F Scholes, the Head of Markets division, Mr Ron Erdos, and the Executive General Manager, Risk Management, Mr Christopher D Lewis.

Risk and control frameworks

•                                          The Bank will refine its risk management framework to get a more appropriate balance between management and policing functions.  Management have already reviewed value at risk limits and reduced the level of risk exposure.  From now on there will be a zero tolerance policy towards unauthorised limit breaches at the Bank.

•                                          Weaknesses in the control procedures identified by PwC have been or will be rectified without delay.  This includes analysis of daily trading profits and accounts, reporting of all large and unusual transactions, investigations of all off-market rates on high risk transactions, critical review of revaluation rates sourced from third parties and a stronger back office function that properly checks all transactions.

•                                          The management team will also review responsibilities between business units to ensure that there are clear reporting lines and accountabilities between Risk Management, Operations and Finance functions.

•                                          Further, the Managing Director and Chief Executive Officer will report regularly to the Board on the Bank’s progress on tackling these problems.

Culture

•                                          The Bank will continue its cultural change programs, such as Revitalisation and Making a Difference, that promote positive and transparent behaviours, and ensure that these programs are actively adopted in the Markets division.

•                                          The Bank will continue to encourage and protect whistleblowers.  Refer to ‘Whistleblower Protection Program’ on page 70 of the Bank’s 2003 annual report on Form 20-F for details of the Bank’s program.

•                                          Further, the management team will also review its recruitment processes, the annual appraisal processes and incentive structures to avoid inappropriate behaviours in the future.

APRA has also specified in its report a number of remedial actions required to be implemented.  These include the following:

•                                          Culture – The Board is required to review cultural norms within the Bank and clearly articulate the standards of behaviour, professionalism and openness it expects of the organisation;  the Board is required to develop policies that promote and support ‘whistle-blowing’; the Board is required to review incentive arrangements to ensure that these promote behaviours that have appropriate regard to risk;

•                                          Governance – The Board, its committees and executive risk committees are required to clarify the appropriate escalation channels available to enable the Board and its committees to deliberate on serious risk issues.  The Board must establish more transparent risk reporting systems and place greater reliance on independent checks and balances on executive management to enable it to discharge its duties appropriately;

•                                          Limit Frameworks – The Board is required to review, and formally approve, all market risk limits in the Markets division of Corporate & Institutional Banking; limit policies should clearly specify mandatory (or ‘hard’) limits;  trigger levels (or ‘soft’ limits) should also be specified;  all limit excesses – whether ‘hard’ or ‘soft’ - must have a defined response;

•                                          Markets – the respective roles and responsibilities of the Markets division of Corporate & Institutional Banking and the Market Risk division of Risk Management in respect of risk analysis and escalation of risk issues needs to be clearly specified and distinct from each other;

•                                          Market Risk – reporting lines in, and responsibilities of, the Market Risk and Prudential Control (MR&PC) role are required to be streamlined in order to ensure that adequate attention is devoted to market risk issues; roles and responsibilities in MR&PC are required to be clarified and confer an unambiguous mandate; the process surrounding the approval of product usage authorities is to be reviewed to ensure that all relevant risk management issues are covered;

•                                          Operations – in relation to its Corporate & Institutional Banking Operations division (part of Corporate & Institutional Banking Services), the Bank is required to review:  all confirmation and reconciliation procedures; operational procedures followed by Operations division staff – especially as regards interaction with the front office; and reporting of transactional and other statistical information;

•                                          Finance – the Finance division is to be assigned responsibility for data integrity, analysis of the components of reported profit and loss data, and critical questioning of discrepancies.  The Finance division is also required to review and formally document the materiality thresholds applicable to each desk; and

•                                          Quantitative Support – a number of reforms are required to formalise and enhance the role played by the Quantitative Support division of Corporate & Institutional Banking in model validation and testing.

APRA has also required the Bank to raise its internal target total capital adequacy ratio to 10 per cent until such time as APRA is satisfied that all material weaknesses identified in this report have been rectified. APRA has also withdrawn its approval to use an internal model to determine market risk capital.

The Bank’s currency options desk will also remain closed to corporate business and proprietary trading until new limit structures have been approved, all key staff changes have been settled and substantial progress has been made to redress the issues raised by APRA in its report.

The report, available on the Bank’s website at www.nabgroup.com, sets out in full these required actions.

The Bank has commenced a program to implement these required actions according to timeframes agreed with APRA, and the Bank will remain under close supervision by APRA until these actions are implemented.

Sale of shareholdings

On January 28, 2004, the Bank sold its shareholdings in St George Bank Limited, AMP Limited and HHG Plc.  This resulted in a profit on sale of A$315 million after tax.  The financial effects of the sale have been brought to account in the financial statements for the March 2004 half year.

Board changes

In October 2003, Mr John G Thorn was appointed as an independent non-executive director, and in February 2004, Mr Graham J Kraehe was appointed as Chairman and Mr John M Stewart as Managing Director and Chief Executive Office of the Bank.  Also in February 2004, resignations were received and accepted from Mr D Charles K Allen as Chairman and non-executive director and Mr Frank J Cicutto as Managing Director and Chief Executive Officer.  In May 2004, Mr G Malcolm Williamson was appointed as a non-executive director.

In March 2004, Mr Peter JB Duncan was appointed as Chairman of the Risk Committee, replacing Mr Graham J Kraehe, and Mr John G Thorn was appointed as Chairman of the Audit Committee, replacing Mrs Catherine M Walter.  Further, in March 2004, Dr Kenneth J Moss was appointed as the Senior Independent Director.

On May 5, 2004, it was announced that Dr Kenneth J Moss and Dr Edward D Tweddell will retire as non-executive directors following the appointment of  2 new non-executive directors.  This is expected to be within 3 months.  Mr Graham J Kraehe has also announced his intention to retire by mid-2005.

On May 7, 2004, Mrs Catherine M Walter resigned as a non-executive director of the Bank.

The retirement benefits of non-executive directors as at September 30, 2003 are disclosed on page 74 of the Bank’s 2003  annual report on Form 20-F.

Managing Director and Chief Executive Officer – resignation and appointment

On February 2, 2004, the Board announced the appointment of Mr John M Stewart as the Bank’s Managing Director and Chief Executive Officer, following the resignation of Mr Frank J Cicutto.  Mr Cicutto received a resignation payment of A$3.270 million, which included a payment in lieu of six months’ notice.  He was also entitled to statutory and award payments including accrued annual leave and long service leave of A$3.274 million and a deferred performance-based remuneration incentive of A$1.293 million.  Mr Cicutto had previously elected to take this incentive in the form of ordinary shares of the Bank, and approval for these ‘deferred shares’ was provided by shareholders at the Bank’s annual general meeting on December 19, 2003.  Due to his resignation, Mr Cicutto  received this incentive in cash.  Deducted from each of these amounts were appropriate taxation deductions as required by law.  As a result of his resignation, Mr Cicutto has foregone A$1.293 million in ‘matching shares’ that were also approved by shareholders at the Bank’s annual general meeting on December 19, 2003. Mr Stewart commenced this position effective immediately from the date of the announcement.

Other management changes

The Bank’s Chief Financial Officer, Mr. Richard McKinnon has announced his intention to retire in mid-2004.

Also, the following changes to senior management have been announced.

•                                          Peter McKinnon, formerly Executive General Manager, People & Culture, will take up the role of Executive General Manager, Office of the CEO; and

•                                          Lynne Peacock, current Executive Director of the Bank in Europe, now has responsibility for the people and culture functions across the Bank.

Amended assessment from the Australian Taxation Office – exchangeable capital units capital raising

On February 26, 2004, the Bank announced that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on the Bank’s exchangeable capital units (ExCaps) for the tax years 1997 to 2000.  The ATO assessments are for A$157 million of primary tax and interest and penalties of A$150 million (after tax), a total of A$307 million (after tax).  The ATO is considering its position in respect of interest deductions claimed by the Bank on its ExCaps for 2001 to 2003.  The amount of primary tax relating to these interest deductions is approximately A$135 million.  If the ATO issues amended assessments in respect of these years it is possible interest and penalties would also apply.

The Bank is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal.

The Bank has paid 50 percent of the amounts owing under the amended assessments.  This payment has been recognised as an asset on the statement of financial position at March 31, 2004, included within other assets, on the basis that the Bank expects to recover the amount paid to the ATO.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the March 2004 half year.  The Bank will not tax-effect interest paid on the ExCaps after October 1, 2003 whilst the tax treatment is in dispute.

Amended assessment from the Australian Taxation Office – TrUEPrSsm capital raising

On April 19, 2004 the Bank announced that it had received amended assessments from the ATO which will seek to disallow interest deductions claimed by the Bank in respect of its TrUEPrS capital raising for the years 1999 to 2002.  The ATO assessments are for A$85 million of primary tax and penalties and interest of A$65 million (after tax), a total of A$150 million (after tax).  The   ATO is also expected to  issue an amended assessment for 2003 after the Bank lodges its 2003 consolidated  tax return.  The expected primary tax for the 2003 year is A$15 million and it is possible that penalties and interest may also apply.

The Bank is confident that its position in relation to the application of the taxation law is correct and intends to dispute the amended assessments and pursue all necessary avenues of objection and appeal.

Subsequent to March 31, 2004, the Bank has paid 50 percent of the amounts owing under the amended assessments.  The payment has been recognised as an asset on the statement of financial position, included in other assets, on the basis that the Bank expects to recover the amount paid to the ATO.

The financial effect of the unpaid balance of the amounts owing under the amended assessments issued or expected to be issued has not been brought to account in the financial statements for the March 2004 half year.

Amended assessment from the New Zealand Inland Revenue Department – structured finance transactions

A wholly-owned subsidiary of the Bank, BNZ Investments Limited together with some of its subsidiaries, have received amended tax assessments from the New Zealand Inland Revenue Department (IRD) with respect to three structured finance transactions entered into in 1998 and 1999.  The amended assessments are for income tax of approximately NZ$36 million and interest of NZ$21 million.  The possible application of penalties has yet to be considered by the IRD.  In addition, the IRD has also issued amended assessments based on an alternative approach to reassessing the transactions.  This alternative approach results in a lower additional tax liability.

The IRD has not yet issued amended assessments for the transactions for income years after 1999.  Notwithstanding that, based on the assessments received to date, the maximum sum of primary tax which the IRD might claim for the years after 1999 is approximately NZ$212 million.  Interest would be charged in the event that the IRD were to isssue amended assessments for this period.  Penalties may also be considered by the IRD.  The IRD is also reviewing certain other transactions in the BNZ Investments Limited structured finance portfolio.

The Group is confident that its position in relation to the application of the taxation law is correct and it intends to dispute the IRD’s position with respect to these transactions.  The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law.  The transactions are similar to transactions undertaken by other New Zealand Banks.

Consequently, the financial effect of the IRD dispute process has not been brought to account in the financial statements for the March 2004 half year.  Further, the Group will maintain its existing tax treatment of the transactions.

New external auditor

The Bank has announced its intention to change its external auditor, KPMG, at the end of the current fiscal year.  KPMG will continue as external auditor for the current fiscal year.  KPMG will not be invited to participate in the selection process for the new external auditor.  Shareholders will be asked to approve the appointment of the new external auditor at the next annual general meeting.

Securities and Exchange Commission Investigation

The SEC Division of Enforcement has requested documents and information and is investigating issues since October 1, 2000 (the commencement of the Bank’s 2001 fiscal year) regarding auditor independence (see page 17 of the Bank’s 2003 annual report on Form 20-F) and regarding the Bank’s accounting and internal controls, including the foreign currency options unauthorised trading matter (described on page 199 of the Bank’s 2003 annual report on Form 20-F) and HomeSide US.

There are several relationships with KPMG that the SEC may well assert contravened the SEC’s auditor independence rules.  These include secondments of KPMG’s personnel during fiscal years 2001, 2002 and 2003 in certain areas, including the seven who performed loan review work in the Bank’s credit restructuring unit (as discussed on page 17 of the Bank’s 2003 annual report on Form 20-F), as well as a large number of KPMG secondees who worked for various periods in the Bank’s internal audit department, tax unit and wealth management unit.  All internal audit secondments were terminated by the end of the Bank’s fiscal 2002 year and, all KPMG secondments have ceased from around the end of the Bank’s 2003 fiscal year.

The SEC is also reviewing services of KPMG relating to potential or actual borrowers from the Bank, such as acting as receiver and manager, investigating accountant, monitoring consultant and an agent for a mortgagee in possession.  The Bank announced in April 2004 that the Bank intends to change the Bank’s independent auditor to commence with the Bank’s fiscal 2005 financial statements.  The Bank and KPMG have stated there have been no disagreements regarding accounting or financial reporting matters.

The SEC Division of Enforcement has also requested information about the Bank’s investment in HomeSide US, which resulted in the recognition of A$1,323 million (after tax) impairment loss on mortgage servicing rights (“MSRs”), A$1,436 million provision for changes in valuation assumptions to reduce the carrying value of the MSRs to an estimated market sale value and a A$858 million goodwill writedown in fiscal 2001.  Investigations conducted into the circumstances which led to these losses concluded that one of the causes of the write down of the HomeSide asset was the existence of deficiencies in the staffing and structure of the risk management area within HomeSide.  HomeSide’s senior management failed to ensure that significant expertise and resources were devoted to risk management at HomeSide and in particular to the MSR valuation process.  The investigation also noted that the absence of a Group executive located at HomeSide resulted in areas of risk management weakness that the Group identified not being corrected as immediately or rigorously as the Group directed.  The HomeSide US business was sold in a series of transactions consummated between March and October 2002.

The Bank has also provided to the SEC information about the Bank’s A$360 million pre-tax losses from unauthorized currency option trading announced in January 2004 (discussed on page 199 of the Bank’s 2003 annual report on Form 20-F).  Among other things, the PwC and APRA reports, described above and on pages 199 to 201 of the Bank’s 2003 annual report on Form 20-F, concluded that there was a lack of adequate management supervision, risk management systems and financial controls in the Corporate & Institutional Banking Markets division and a business culture of inadequate consideration of compliance matters in that area of the Bank’s business.  By letter dated March 24, 2004, KPMG reported to the Bank’s Audit Committee a finding that certain deficiencies in internal control design and failures in the operation of internal control are such as to be considered a material weakness in internal controls at September 30, 2003, requiring a report to the Audit Committee under US Generally Accepted Auditing Standards AU325.  The matters cited are similar to those in the PwC report referred to above.  The SEC has also requested information about the Bank’s former head of risk management who, prior to joining us in July 2001, had been the KPMG engagement partner for the Bank’s audit.  He departed in March 2004 in connection with a review of senior management following the currency options unauthorized trading matter discussed above.

While the Bank cannot predict action the SEC may take in response to its investigation, it has authority to impose or negotiate a broad range of possible sanctions for any breaches.  These could include requiring the Bank to make a monetary payment, entry of a cease-and-desist order or injunction requiring the Bank to cease future violations of the securities laws or face substantial monetary sanctions, and requiring the Bank to improve the Bank’s internal controls or policies, change or curtail the Bank’s business, change the Bank’s management or take other steps, such as engaging an independent consultant to evaluate and report on the Bank’s controls, policies or other matters and the Bank’s progress towards improvement within mandated time frames.  The SEC could also require the Bank to engage an accounting firm other than KPMG to perform procedures and report on aspects of the Bank’s accounts or financial statements relevant to areas raising auditor independence concerns.

The Bank cannot predict the outcome of the SEC investigation.

Credit Rating

On March 12, 2004 Standards and Poor’s Ratings Service lowered its long-term counterparty credit rating on National Australia Bank Limited and related entities from AA to AA-.  Moody’s Investor Services and Fitch Ratings both have re-affirmed the ratings at Aa3 and AA, respectively.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

/s/ Susan E Crook

Date:	3 June 2004	Title:	Company Secretary